

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

December 10, 2003



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press releases dated December 10, 2003

- **Legacy Hotels Real Estate Investment Trust Announces Distribution Status**
- **Legacy Hotels Real Estate Investment Trust Announces Redemption Price for Its Debentures**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

Dlw 12/17

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.



LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES DISTRIBUTION STATUS

TORONTO, December 10, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it will not pay a fourth quarter distribution. Legacy suspended distributions in the second quarter given the challenging operating environment.

"Legacy recognizes the importance of regular distributions to its unitholders and will continue to evaluate the distributions on a quarterly basis," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "Legacy's intention is to resume an appropriate distribution level as soon as operating performance permits. While the fourth quarter is one of Legacy's weaker quarters, we are encouraged by the recent pickup in activity within our portfolio and are optimistic about our outlook for 2004."

Legacy will release its fourth quarter and year-end results on January 27, 2004. At that time, Legacy will provide additional information on recent trends and its outlook for 2004.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and two in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION PRICE FOR ITS DEBENTURES

TORONTO, December 10, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that the redemption price for its outstanding Series 1C, 1D and 2B Debentures is $1,030.05, $1,109.71 and $1,057.50, respectively, per $1,000 principal amount, plus accrued and unpaid interest. Pursuant to the trust indentures governing the Debentures, the redemption price is the greater of par and the "Canada Yield Price" set forth in the indentures. As previously announced, Legacy has called these Debentures for redemption on December 15, 2003.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca